General

1. We note your response to comment two of our letter dated March 21, 2007 and the disclosure on pages four and eight that you could seek to raise additional funds through issuances of securities and borrowed funds. In the event you issue additional equity securities, clarify if the rights of those security holders will be similar to your current public stockholders. Also, if you issue debt, clarify if the trust account would be a security for any debt instruments. Please revise to clarify, where appropriate, that if you borrow the funds and do not obtain waivers, the chances that the funds to the trust could be affected would be increased.

Response: If necessary, HAPC, INC. (“HAPC”) would most likely seek to raise additional funds to finance an alternative business combination through the issuance of warrants. It is not determinable at this time what terms would be included in such warrants. It is unlikely that HAPC would seek to raise additional funds through loans from third parties or the issuance of debt securities. In the event that HAPC were to borrow funds, the possibility that any third party lender would waive its right to assert claims against the trust account is remote. Accordingly, in the event that HAPC failed to complete an alternative business combination, a third party lender who did not waive its right to assert claims against the trust account could assert a claim against the trust for any funds owed to it by HAPC. The second page of the Letter to Stockholders as well as pages (ii), 4 and 100 of the third amended preliminary proxy statement (the “Proxy Statement”) have been revised in response to the Staff’s comments.

Interest of HAPC Directors and Officers in the Acquisition, page 11

2. We note your response to comment five of our letter dated March 21, 2007 and the disclosure on page 12 that Sean McDevitt has purchased $750,000 in the aggregate. Please revise to clarify when he or Mr. LaVecchia will purchase the remaining $250,000.

Response: It is intended that Mr. McDevitt will purchase additional warrants from HAPC as needed to fund HAPC’s operating costs and liquidation costs (in the event that HAPC is required to liquidate). The Proxy Statement has been revised on pages 12, 102, 108 and 140 in response to the Staff’s comments.

Background of the Acquisition, page 29

3. We reissue comment six of our letter dated March 21, 2007. Please clarify the results of the discussions with FTN regarding its role in acting as an advisor in negotiating the acquisition. We also note that you have not entered into a formal agreement with FTN regarding its advisory services. Clarify why this has not occurred even though the services appear to have already been provided by FTN. As previously requested in comment 12 of our letter dated March 21, 2007, clarify whether you had an understanding or verbal agreement with FTN regarding retaining the services of FTN. If you have an understanding or verbal agreement with FTN regarding a future agreement, provide clear disclosure of the terms. We may have further comment.

Response: Since the filing of the second amended preliminary proxy statement, HAPC and FTN Midwest Securities Corp. (“FTN”) have entered into an agreement providing that FTN will receive a fee of $1,000,000 for customary investment banking services, payable if and when

HAPC’s acquisition of InfuSystem closes. FTN has acted as advisor to HAPC since negotiations with I-Flow Corporation commenced in May 2006. FTN had an incentive to act as advisor since receipt of its deferred underwriting commission was contingent upon the consummation of a business combination. In addition, FTN holds an option to acquire an equity stake in HAPC, and thus a successful business combination is in its interest. Finalization of the fee arrangement was delayed, with the agreement of both parties, so that the Board of Directors of HAPC could adequately determine and evaluate the extent and quality of the services provided by FTN and could check market terms. HAPC and FTN in good faith have now reached agreement in advance of finalizing and disseminating the definitive proxy statement, which agreement has been approved by the Board of Directors of HAPC exclusive of Messrs. McDevitt and LaVecchia, who, while not affiliated with FTN, recused themselves from the consideration due to their past affiliation.

HAPC has revised the disclosure on pages 12, 29, 32 and 139 of the Proxy Statement (in addition to the pro forma financial statements) to reflect this fee arrangement.

4. We note your response to comment 15 of our letter dated March 21, 2007. It appears that because the disclosure on pages 28 and 38 of your IPO prospectus is inconsistent, you are able to rely upon that inconsistency and pay FTN advisory fees. Please revise your disclosure on page 30 to also highlight the disclosure on page 38 of your IPO prospectus. Explain your interpretation of the sentence that “no fees or compensation for investment banking or other advisory services will be payable . . . under these agreements,” means you were able to enter into subsequent agreements with payment terms not consistent with the prior agreements, if true. Clarify if the noted interpretation applies to any other agreements. Provide clear disclosure that an investor reading the prospectus may have a different interpretation of the noted language and that the payment of advisory fees to FTN may be determined by reasonable investors to be inconsistent with the representations made in the prospectus. Add clear disclosure throughout the proxy statement and add a risk factor addressing any potential risks to the company as a result. We may have further comment.

Response: The Proxy Statement has been revised on pages 29, 32 and 139 in response to the Staff’s comments.

5. Specifically name the business contact of Erin Enright and the financial advisor for I-Flow. Clarify when this business contact was first made aware of HAPC. Specify when this initial contact between the business contact and I-Flow’s financial advisor occurred. Clarify when I-Flow’s financial advisor first contacted Erin Enright. Provide a more detailed timeline of the contacts between the parties. We may have further comment.

Response: The Proxy Statement has been revised on page 29 in response to the Staff’s comments. Banc of America Securities LLC acted as I-Flow’s financial advisor and the Proxy Statement now names them as such. HAPC has not named the specific individuals at Banc of America Securities LLC who were involved in the initial and ongoing discussions with HAPC because HAPC does not believe the names of such individuals provide any relevant information to shareholders. Upon the completion of its initial public offering, HAPC’s officers and directors contacted their various business contacts, directly and indirectly, and informed them of their positions with HAPC in order to generate a flow of potential acquisition opportunities. The individual at Banc of America Securities LLC who learned of Erin Enright’s position was just one of the many individuals working in investment banking in the healthcare sector contacted directly or indirectly. Banc of America Securities LLC had been engaged by I-Flow in connection with the sale of InfuSystem, Inc. It was neither unusual nor out of the ordinary for the employee to contact Ms. Enright about the opportunity for HAPC to acquire InfuSystem, Inc. as HAPC was a logical potential bidder for InfuSystem, Inc. HAPC was just one of a number of companies invited to participate in the process, all on comparable terms.

Fair Market Value of the Assets of InfuSystem, page 35

6. We note that the board “does not believe that I-Flow received bids in amounts of less than $76,000,000 to purchase InfuSystem.” Clarify if that is based only on the fact that you had to increase your bid. If not, please provide the additional basis for the noted statement.

Response: The Proxy Statement has been revised on page 34 in response to the Staff’s comments.

7. We note the disclosure that prior to submitting the bid, the board had determined that the fair market value of the target’s assets “was substantially in excess of 80%” of the value of your net assets. Please revise to clarify if the board engaged in a financial analysis that is generally accepted by the financial community in reaching the noted determination. Discuss how this determination was made, especially in light of the supplemental response that the company did not determine a precise value.

Response: HAPC’s Amended and Restated Certificate of Incorporation requires that its initial business combination have a fair market value at least equal to 80% of HAPC’s net assets. As a practical matter, this means that the initial business combination must have a fair market value in excess of approximately $76,000,000. With the acquisition of InfuSystem, which will be partially financed by debt, HAPC is paying a purchase price that is $64,000,000, or 84.2%, in excess of $76,000,000. As noted before, and as disclosed in the Proxy Statement, HAPC believes the purchase price reflects the fair market value. The Board of Directors of HAPC would not agree to pay a purchase price 84.2% in excess of what it perceived to be the fair value of the assets. The conclusion of the Board of Directors of HAPC is supported by the opinion of HAPC’s advisors that the price is “fair” and the fact that there were multiple competitive bids, all within the range of HAPC’s bid (including, HAPC believes, one in excess of $140,000,000), and none anywhere near $76,000,000. For this reason, the Board of Directors determined that it was appropriate for it to conclude that the fair market value of InfuSystem exceeded 80% of HAPC’s net assets. The Board of Directors of HAPC determined that it was not in the interest of HAPC’s stockholders for it to engage a financial advisor to reach such a conclusion and to charge HAPC an additional fee beyond the fee paid for the fairness opinion. HAPC is of the view that no reasonable investor could conclude that the acquisition of InfuSystem under the terms currently contemplated fails to comply with the requirement of HAPC’s Amended and Restated Certificate of Incorporation that the initial acquisition have a value in excess of 80% of HAPC’s then assets.

The Proxy Statement has been revised on page 34 to better clarify the foregoing.

8. In connection with the preceding comment, we note that the board considered the value of the assets instead of net assets. Please revise to clarify why the board’s consideration prior to submitting the bid did not take into account the liabilities of the target.

Response: The Proxy Statement has been revised on page 34 in response to the Staff’s comments.

Fairness Opinion, page 35

9. Because this paragraph discusses the fairness opinion, it is not clear why you have included disclosure about management’s belief that other bidders believed the value of the target was over $76 million. It appears that whether or not the target is worth 80% of your net assets is a separate issue from whether or not the transaction is fair to your stockholders from a financial point of view. Please revise to clarify.

Response: The Proxy Statement has been revised on page 34 in response to the Staff’s comments.

Acquisition Financing, page 35

10. We note the additional disclosure in response to comment 16 of our letter dated March 21, 2007. We also note that several of the most significant covenants have not yet been determined. It appears there is a risk that the thresholds in the covenants could be set at levels that will negatively impact the company going forward. For instance, will the “maximum total leverage ratio” be set at a level that is close to your leverage ratio immediately after the merger? Will the “maximum capital expenditures” be set at a level that is close to the target’s current capital expenditures? Please revise to clarify.

Response: The Proxy Statement has been revised on pages 6 and 35 in response to the Staff’s comments.

The Stock Purchase Agreement, page 39

11. We note your response to comment 18 of our letter dated March 21, 2007 that you do not believe that you “will be able to pay the remaining principal and interest due at maturity.” We note that you further believe that based on the target’s financial history and projections, you anticipate that you will be able to refinance. Please revise to clarify if refinancing the notes is only contingent on your financial condition. If not, please clarify the level of discretion involved from the party that would approve the refinancing. Also, clarify the source of the projections you reference towards the end of the first paragraph on page 40.

Response: The Proxy Statement has been revised on page 39 in response to the Staff’s comments.

Legal Proceedings, page 70

12. Disclose the relief being sought in the Moore v. Daline case as required by Item 103 of Regulation S-K.

Response: The Proxy Statement has been revised on page 68 in response to the Staff’s comments. HAPC notes that it has revised the disclosure on page 68 of the Proxy Statement to exclude the names of the patient plaintiffs to protect their privacy in addition to the name of InfuSystem’s customer who may be subject to malpractice litigation. HAPC does not believe that the disclosure of such names is material to investors.

13. We note the additional disclosure on page 70 about the Estate of Hamilton potential proceeding. Please revise to clarify if you provided the pump that is the subject of that suit.

Response: The Proxy Statement has been revised on page 68 in response to the Staff’s comments.

Sources and Availability of Raw Materials, page 71

14. Provide clear disclosure that these suppliers are material suppliers. Revise the subheading and add a risk factor discussing your dependence on these material suppliers and the lack of agreements with these suppliers. Clarify the percent of your pumps that are supplied by each manufacturer.

Response: Item 101 of Regulation S-K does not require the disclosure of the specific percentages of pumps that are supplied to InfuSystem by each manufacturer. HAPC believes that such disclosure would cause competitive harm to InfuSystem going forward, especially with respect to InfuSystem’s bargaining power with its suppliers. HAPC notes that a risk factor discussing InfuSystem’s dependence on its material suppliers exists on page 21 of the Proxy Statement. The risk factor on page 21 and the disclosure on page 68 of the Proxy Statement have been revised in response to the Staff’s comments.

Compensation of Executive Officers, page 83

15. Please revise to provide compensation disclosure for the officers and directors of the target in a format consistent with Item 402 of Regulation S-K, as if the target were completing its initial public offering. The Compensation Discussion and Analysis should provide a detailed discussion of any changes to the compensation policies and arrangements as a result of the proposed acquisition.

Response: HAPC has provided the requested information on pages 85 through 98 of the Proxy Statement with respect to InfuSystem’s executive compensation.

Dissolution and Liquidation, page 93

16. We note your response to comment 35 of our letter dated March 21, 2007. It continues to remain unclear how you would be able to fund the $50,000 to $75,000 for dissolution and liquidation if you arrived at that point. Please clarify why the money received from the warrant sales to Sean McDevitt would not be applied to currently outstanding liabilities. Clearly state the current cash balance of HAPC, outside of the trust, as of the most recent practicable date.

Response: In lieu of HAPC’s application of the funds received in connection with the sale of warrants to Sean McDevitt to HAPC’s outstanding liabilities, it is expected that Sean McDevitt will fund HAPC’s outstanding liabilities directly. In the event that HAPC is forced to dissolve and liquidate, it intends to use the proceeds received in connection with the sale of warrants to Mr. McDevitt to fund the estimated $50,000 to $75,000 in costs and expenses associated with the dissolution and liquidation. The Proxy Statement has been revised on page 112 in response to the Staff’s comments.

17. We note your response to comment 37 of our letter dated March 26, 2007. Please clarify for us if HAPC currently owes its independent auditors for prior services rendered. If so, explain to us each amount owed, both in magnitude and specifically for what services were provided. In addition, tell us if HAPC has paid its auditors for fiscal year 2006 audit fees.

Response: The Proxy Statement has been revised on page 113 in response to the Staff’s comments.

Security Ownership of Certain Beneficial Owners and Management, page 117

18. We note your response to comment 40 of our letter dated March 21, 2007 that you should not include the shares underlying the warrants in this section because “it is not determinable whether” they are exercisable within 60 days. Please revise to add a column to the table clearly reflecting the ownership after the transaction, which would include the warrants, since at that point they are clearly exercisable within 60 days.

Response: The Security Ownership of Certain Beneficial Owners and Management Table on page 146 of the Proxy Statement has been revised to reflect the dilution of the HAPC common stock holdings of management and those stockholders who own greater than 5% of HAPC’s common stock in the event that the 34,821,931 warrants currently outstanding are exercised for shares of HAPC common stock. The disclosure regarding stockholders who hold greater than 5% of HAPC’s securities has been based upon publicly available filings and these filings do not include information regarding such stockholders’ ownership of warrants.

Price Range of Securities and Dividends, page 121

19. Please revise the table to provide full quarterly information for each period. The quarters in the table do not appear to be consistent with the financial statements. See Item 201(a)(1)(iii) of Regulation S-K.

Response: The Proxy Statement has been revised on page 146 in response to the Staff’s comments.

20. Revise the disclosure preceding the table to clearly state that “such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.” See Item 20l(a)(1)(iii) of Regulation S-K.

Response: The Proxy Statement has been revised on page 146 in response to the Staff’s comments.

Annex C

21. We note your response to comment 45 of our letter dated March 21, 2007. If the fairness opinion is for the exclusive benefit of the board, it is not clear how you could include it in the proxy for shareholders to review and rely upon. Please advise. Clearly state whether BNY Capital has consented to the inclusion of the fairness opinion as an annex to the proxy statement. We again note that since the fairness opinion is included with the proxy statement, shareholders should be able to rely upon the opinion. We may have further comment.

Response: The fairness opinion attached to the Proxy Statement is in the form delivered by BNY Capital in September, 2006. BNY has consented to its inclusion in the Proxy Statement to be provided to stockholders. HAPC continues to believe the opinion and the related description thereof provides important information for shareholders to consider. However, HAPC has approached BNY Capital to discuss this comment. HAPC notes that the engagement letter between BNY Capital and HAPC provides that the fairness opinion may be included in the proxy statement sent to the shareholders of HAPC.